                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                                 (Rule 13d-102)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 5)*

                                   RESMED INC
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   761152107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 JUNE 25, 2003
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)

[X]   Rule 13d-1(c)

[ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 761152107                   13G


1. Names of Reporting Persons.I.R.S. Identification Nos. of above persons (entities only).

    Commonwealth Bank of Australia

    IRS Identification No:- N/A- Foreign Corporation..

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)

    (b)

3.  SEC Uses Only

4.  Citizenship or Place of Organization                               Australia

Number of shares         5.      Sole Voting Power
Beneficially Owned by
Each Reporting Person    6.      Shared Voting Power                   1,573,105
with
                         7.      Sole Dispositive Power

                         8.      Shared Dispositive Power              1,573,105

9.  Aggregate Amount Beneficially Owned by Each Reporting Person

    1,573,105

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


11. Percent of Class Represented by Amount in Row (11)

    4.93%

12. Type of Reporting Person (See Instructions)  CO

ITEM 1.

            (a)   Name of Issuer

                  ResMed Inc

            (b)   Address of Issuer's Principal Executive Offices:

                  14040 Danielson St

                  Poway CA 92064-6857

ITEM 2.

            (a)   Name of Person Filing:

                  Commonwealth Bank of Australia

            (b)   Address of Principal Business Office or, if none, Residence:

                  Level 2, 48 Martin Place

                  Sydney NSW 2000

            (c)   Citizenship:

                  Australia

            (d)   Title of Class of Securities:

                  Common Stock

            (e)   CUSIP Number:

                  761152107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            (a)         [ ]            Broker or dealer registered under section
                                       15 of the Act (15 U.S.C. 78o).

            (b)         [ ]            Bank as defined in section 3(a)(6) of the
                                       Act (15 U.S.C. 78c).

            (c)         [ ]            Insurance company as defined in section
                                       3(a)(19) of the Act (15 U.S.C. 78c).

            (d)         [ ]            Investment company registered under
                                       section 8 of the Investment Company Act
                                       of 1940 (15 U.S.C 80a-8).

            (e)         [ ]            An investment adviser in accordance with
                                       Section 240.13d-1(b)(1)(ii)(E);

            (f)         [ ]            An employee benefit plan or endowment
                                       fund in accordance with Section
                                       240.13d-1(b)(1)(ii)(F);

            (g)         [ ]            A parent holding company or control
                                       person in accordance with Section
                                       240.13d-1(b)(1)(ii)(G);

            (h)         [ ]            A savings associations as defined in
                                       Section 3(b) of the Federal Deposit
                                       Insurance Act (12 U.S.C. 1813);

            (i)         [ ]            A church plan that is excluded from the
                                       definition of an investment company under
                                       section 3(c)(14) of the Investment
                                       Company Act of 1940 (15 U.S.C. 80a-3);

            (j)         [ ]            Group, in accordance with Section
                                       240.13d-1(b)(1)(ii)(J).


ITEM 4.     OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                        Amount beneficially owned:

            (a) 1,573,105 as represented by 15,731,050 CHESS Depository Interests(1)

                        Percent of class:

            (b)         4.93%

            (c)         Number of shares as to which the person has:

                                       Sole power to vote or to direct the vote:

                        (i)            0

                                       Shared power to vote or to direct the
                                       vote:

                        (ii)           1,573,105 as represented by 15,731,050
                                       CHESS Depository Interests(1)

                        (iii) Sole power to dispose or to direct the disposition of:

                                       0

                        (iv) Shared power to dispose or to direct the disposition of:

                                       1,573,105 as represented by 15,731,050
                                       CHESS Depository Interests

(1) The first Reporting Person, the Commonwealth Bank of Australia ("CBA") beneficially owns 15,731,050 CHESS Depository Interests ("CDIs") with such CDIs representing 1,573,105 shares of Common Stock of ResMed Inc. The CDIs are traded on the Australian Stock Exchange (the "ASX"). The CDIs of ResMed Inc were acquired on the ASX by Colonial

First State Investment Group Limited ("Colonial First State"), Commonwealth Investment Services Limited ("CISL") and Commonwealth Funds Management Limited ("CFML"), all of which are wholly owned subsidiaries of CBA (collectively the "CBA Fund Managers"). The CBA Fund Managers hold the CDIs for clients who have shared voting and dispositive power with CBA Fund Managers over the CDIs. Additionally, the second Reporting Person Colonial First State Investments Limited, as the responsible entity under Australian law of the "First Choice" funds, has outsourced, to external managers unrelated to CBA, certain voting and dispositive functions over securities acquired by these external managers and held in these funds, including ResMed Inc. CDIs. Under these outsourcing arrangements, external managers unrelated to CBA have acquired 345,345 CDIs, representing 34,534 shares of Common Stock of ResMed Inc, on behalf of Colonial First State.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.


Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

See Exhibit A

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.    CERTIFICATION

                  The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

                        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. This schedule is filed on behalf of Commonwealth Bank of Australia and Colonial First State Investments Limited. The agreement to this effect is contained in Exhibit B.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.


Date: July 03, 2003


                                        COMMONWEALTH BANK OF AUSTRALIA

                                        By:    /s/ John Damien Hatton


                                        Name:  John Damien Hatton
                                        Title: Company Secretary

                                        COLONIAL FIRST STATE INVESTMENTS LIMITED

                                        By:    /s/ Peter Sipek


                                        Name:  Peter Sipek
                                        Title: Senior Manager,
                                               Investment Management Support

                                    EXHIBIT A

Subsidiaries Acquiring Securities Being Reported on By the Parent Holding Company or Control Person

Colonial First State Investments Limited

Commonwealth Investment Services Limited

Commonwealth Life Limited

Commonwealth Managed Investments Limited

Commonwealth Funds Management Limited

                                   EXHIBIT B

The undersigned hereby agree that they are filing this Schedule 13G amendment jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13G amendment and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.


                                        COMMONWEALTH BANK OF AUSTRALIA

                                        By:    /s/ John Damien Hatton


                                        Name:  John Damien Hatton
                                        Title: Company Secretary

                                        COLONIAL FIRST STATE INVESTMENTS LIMITED

                                        By:    /s/ Peter Sipek


                                        Name:  Peter Sipek
                                        Title: Senior Manager,
                                               Investment Management Support